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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No.         )*
                                          ---------

                            VDC Communications, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   91821B 10 1
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                                 (CUSIP Number)

                                November 6, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       Rule 13d-1(b)
       Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

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CUSIP No. 91821B 10 1                                          Page 2 of 6 Pages
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1.       Names of Reporting Persons.  Frederick A. Moran
         I.R.S. Identification Nos. of above persons (entities only).

2.       Check the Appropriate Box if a Member of a Group (See Instructions).

         (a)

         (b)      X

3.       SEC Use Only.

4.       Citizenship or Place of Organization.  U.S.A.

Number of                  5.       Sole Voting Power.  290,375 (1)
Shares Bene-
ficially by                6.       Shared Voting Power.  427,817
Owned by Each
Reporting                  7.       Sole Dispositive Power.  290,375 (1)
Person With: (5)
                           8.       Shared Dispositive Power.  427,817

9.       Aggregate Amount Beneficially Owned by Each Reporting Person. 3,502,814
         (2), (3)

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

11.      Percent of Class Represented by Amount in Row (11).  16.3% (4)

12.      Type of Reporting Person (See Instructions).  IN

(1) Includes option to purchase 40,000 shares of VDC Communications, Inc. ("Issuer") common stock, par value $.0001 per share ("Common Stock"), held by Frederick A. Moran ("Mr. Moran"), individually, and vested as of December 1999.

(2) The securities referenced in Item 9 of the cover page are owned by the following individuals and entities in the following amounts: Frederick A. Moran (125,000 share plus option to purchase 40,000 shares); Joan Moran (option to purchase 2,000 shares); Frederick A. Moran and Joan Moran (386,437 shares); Frederick A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust (1,328,810 shares); Luke F. Moran (22,102 shares); Kent F. Moran (15,671 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); the Joan Moran IRA (248 shares); Anne Moran (63,643 shares); and the Anne Moran IRA (61,046 shares).

         This statement assumes that all shares referenced in the preceding paragraph are beneficially owned by Mr. Moran due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran is part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Along

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CUSIP No. 91821B 10 1                                          Page 3 of 6 Pages
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these lines, the beneficial ownership of shares owned by Anne Moran, Mr. Moran's mother, and the Anne Moran IRA were included in Mr. Moran's beneficial ownership as of December 1999, contemporaneously with Anne Moran's decision to reside with Mr. Moran. However, it is important to note, as referenced in Items 5 through 8 of the cover page, that Mr. Moran has voting and dispositive power over a very limited number of shares. The filing of this statement shall not be construed as an admission that Mr. Moran is, for purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by the statement. The filing of this statement shall not be construed as an admission that Mr. Moran is part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Moreover, Mr. Moran specifically disclaims that he is part of any such group. This disclaimer is based, in part, on the fact that there is neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is associated with, nor is there a common plan or goal among such individuals and entities that would give rise to a "group."

(3)      Includes options to purchase 42,000 shares of Common Stock.

(4) After giving effect to the exercise of the options to purchase 42,000 shares of Common Stock.

(5) The numbers set forth in Items 5 through 9 and Item 11 of the cover page represent Mr. Moran's beneficial ownership as of the date of filing of this
Schedule 13G. The relevant information, as it existed on February 14, 1999, was as follows:

         Number of                  5.      Sole Voting Power. 282,675
         Shares Bene-
         ficially by                6.      Shared Voting Power. 147,817
         Owned by Each
         Reporting                  7.      Sole Dispositive Power. 282,675
         Person With: (1)
                                    8.      Shared Dispositive Power. 147,817

         9. Aggregate Amount Beneficially Owned by Each Reporting Person. 3,040,255 (see paragraphs that follow)

         As of February 14, 1999, the 3,040,255 shares were owned by the following individuals and entities in the following amounts: Frederick A. Moran (125,000 shares); Frederick A. Moran and Joan Moran (106,437 shares); Frederick
A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (27,938 shares); the Luke F. Moran Trust (1,304,650 shares); the Kent F. Moran Trust
(1,304,650 shares); Luke F. Moran (22,102 shares); Kent F. Moran (20,971 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); and the Joan Moran IRA (248 shares).

         The beneficial ownership of 3,040,255 shares assumes that all shares referenced in the preceding paragraph were beneficially owned by Mr. Moran on February 14, 1999 due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran was part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. However, it is important to note, as referenced above, that as of February 14, 1999, Mr. Moran had voting and dispositive power over a very limited number of shares. The filing of this statement shall not be construed as an admission that Mr. Moran was, for purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of

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CUSIP No. 91821B 10 1                                          Page 4 of 6 Pages
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3,040,255 shares on February 14, 1999. The filing of this statement shall not be construed as an admission that Mr. Moran is or was part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Moreover, Mr. Moran specifically disclaims that he is or was part of any such group. This disclaimer is based, in part, on the fact that there is and was neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is associated with, nor is or was there a common plan or goal among such individuals and entities that would give rise to a "group."

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

         11. Percent of Class Represented by Amount in Row (11). 16.4% (Based upon 18,503,837 shares of common stock, par value $.0001 per share ("Common Stock") of VDC Communications, Inc. ("Issuer") as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.)


Item 1.

         (a)      Name of Issuer.  VDC Communications, Inc.
         (b)      Address of Issuer's Principal  Executive  Offices.   75  Holly
                  Hill Lane,  Greenwich,  Connecticut, 06830.

Item 2.

         (a)      Name of Person Filing.  Frederick A. Moran
         (b)      Address of Principal  Business Office or, if none,  Residence.
                  VDC Communications, Inc., 75 Holly Hill Lane, Greenwich, Connecticut 06830.
         (c)      Citizenship.  U.S.A.
         (d)      Title of Class of Securities.  Common Stock
         (e)      CUSIP Number. 91821B 10 1

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4.       Ownership. (6)

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:  3,502,814 (7)

         (b)      Percent of class:  16.3% (8)

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 290,375 (9)

                  (ii)     Shared power to vote or to direct the vote:  427,817

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CUSIP No. 91821B 10 1                                          Page 5 of 6 Pages
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                  (iii)    Sole  power  to  dispose or to direct the disposition
                           of:  290,375 (10)

                  (iv) Shared power to dispose or to direct the disposition of: 427,817

         Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

(6) Please see Items 5 through 9 and Item 11 of the cover page and the footnotes thereto. Please also see footnote (5) to cover page.

(7)      Please see Item 9 of the cover page and the footnotes thereto.

(8)      Please see Item 11 of the cover page and the footnote thereto.

(9)      Please see Item 5 of the cover page and the footnote thereto.

(10)     Please see Item 7 of the cover page and the footnote thereto.

Item 5.       Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

         The securities referenced in Item 4(a) of this statement are owned by the following individuals and entities in the following amounts: Frederick A. Moran (125,000 share plus option to purchase 40,000 shares); Joan Moran (option to purchase 2,000 shares); Frederick A. Moran and Joan Moran (386,437 shares); Frederick A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust (1,328,810 shares); Luke F. Moran (22,102 shares); Kent F. Moran (15,671 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); the Joan Moran IRA (248 shares); Anne Moran (63,643 shares); and the Anne Moran IRA (61,046 shares). Each of these individuals and entities has either the sole, or shares, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities that beneficial ownership of which is attributed to them. The Kent F. Moran Trust and the Luke F. Moran Trust each separately owns more than 5% of the outstanding shares of Common Stock of the Issuer.

         This statement assumes that all shares referenced in the preceding paragraph are beneficially owned by Mr. Moran due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran is part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. However, it is important to note, as referenced in Item 4, that Mr. Moran has voting and dispositive power over a very limited number of shares. The filing of this statement shall not be construed as an admission that Mr. Moran is, for purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by the statement. The filing of this statement shall not be construed as an admission that Mr. Moran is part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Moreover, Mr. Moran specifically disclaims that he is part of any such group. This disclaimer is based, in part, on the fact that there is neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is

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CUSIP No. 91821B 10 1                                          Page 6 of 6 Pages
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associated  with, nor is there a common plan or goal among such  individuals and entities that would give rise to a "group."

         Pursuant to the terms of Settlement, Release and Discharge Agreement, dated November 19, 1998 by and among the Issuer, Dr. James C. Roberts, and Mr. Moran, Dr. Roberts transferred 125,000 shares of Issuer Common Stock to Mr. Moran, personally, and authorized Mr. Moran to sell said shares in order to satisfy certain indebtedness Dr. Roberts had to Mr. Moran and his wife, Mr. Moran, the Issuer, and a third-party landlord. According to the Agreement, the proceeds from the sale of said shares will go to pay off Dr. Roberts' indebtedness to the following individuals and entities in the following order:
(1) Mr. Moran and his wife; (2) Mr. Moran; (3) the Issuer; and (4) a third-party landlord.

Item 7.       Identification   and   Classification  of  the   Subsidiary  Which
              Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.       Identification and Classification of Members of the Group.

         Not applicable.

Item 9.       Notice of Dissolution of Group.

         Not applicable.

Item 10.      Certification.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        December 17, 1999
                                                        -----------------
                                                        Date

                                                        /s/ Frederick A. Moran
                                                        ----------------------
                                                        Signature

                                                        Frederick A. Moran
                                                        ------------------
                                                        Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).